SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Eurotech, Ltd.
(Name of Issuer)

Common Stock, par value $0.00025 per share
(Title of Class of Securities)

29879610
(CUSIP Number)

December 31, 2004
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
             [ ] Rule 13d-1(b)
             [X] Rule 13d-1(c)
             [ ] Rule 13d-1(d)

       * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).





CUSIP No. 29879610                     13G/A                   Page 2 of 5 Pages

1.   NAME OF  REPORTING  PERSONS/I.R.S.  IDENTIFICATION  NOS.  OF ABOVE
PERSONS     (ENTITIES ONLY)
Dean M. DeNuccio

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (a) [_] (b) [_]
3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF         5.     SOLE VOTING POWER SHARES
                  	9,645,700

BENEFICIALLY      6.     SHARED VOTING POWER
OWNED BY              none

EACH              7.     SOLE DISPOSITIVE POWER REPORTING
                		9,645,700

PERSON            8.     SHARED DISPOSITIVE POWER
WITH                     none

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
		9,645,700

10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [-] (SEE INSTRUCTIONS)

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
		Approximately 9.8% (1)

12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
		IN

(1) Based on 98,500,000 shares of outstanding Common Stock of Eurotech, Ltd.



CUSIP No. 29879610                     13G/A                   Page 3 of 5 Pages

Item 1(a).  Name of Issuer:
Eurotech, Ltd.

Item 1(b).  Address of Issuer's Principal Executive Offices:
8665  Sudley Road, #608
Manassas, VA  20110

Item 2(a).  Name of Person Filing:
Dean M. DeNuccio

Item 2(b).  Address of Principal Business Office, or if None, Residence:
21 Douglas Avenue
Providence, Rhode Island 02908

Item 2(c).  Citizenship:
United States of America.

Item 2(d).  Title of Class of Securities:
Common Stock, par value $0.00025 per share

Item 2(e).  CUSIP Number:
29879610

Item 3. If this Statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

       (a) [_] Broker or dealer registered under Section 15 of the Exchange Act.
       (b) [_] Bank as defined in Section 3(a)(6) of the Exchange Act.
       (c) [_] Insurance company as defined in Section 3(a)(19) of the
Exchange Act.
       (d) [_] Investment company registered under Section 8 of the Investment Company Act.
       (e) [_] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
       (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-(b)(1)(ii)(F).
       (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
       (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	[_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.
       (j) [_] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

       Not Applicable.
CUSIP No. 29879610                     13G/A                   Page 4 of 5 Pages

Item 4.    Ownership.
(a)	Owned : Mr. DeNuccio owns  9,645,700 shares of Eurotech, Ltd.

       (b) Percent of class:    Approximately 9.8% in the aggregate (1)

       (c) Number of shares as to which such person has:

       (i) Sole power to vote or to direct the vote: 9,645,700

       (ii) Shared power to vote or to direct the vote: None

       (iii) Sole power to dispose or to direct the disposition of: 9,645,700

       (iv) Shared power to dispose or to direct the disposition of: None

Item 5.  Ownership of Five Percent or Less of a Class.
Not Applicable.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person. Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not Applicable.

Item 8.  Identification and Classification of Members of the Group.
Not Applicable.

Item 9.  Notice of Dissolution of Group.
Not Applicable.

Item 10.  Certifications.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(1) Based on 98,500,000 shares of outstanding Common Stock of Eurotech, Ltd.
CUSIP No. 29879610                     13G/A                   Page 5 of 5 Pages

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 5, 2005
---------------------
(Date)



/s/  Dean M. DeNuccio
---------------------
Name


Dean M. DeNuccio
---------------------
(Name/Title)

Attention:- Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).